Exhibit 99.1

Qihoo 360 Announces Agreement with respect to Joint Venture with Coolpad

BEIJING, Sept. 18, 2015 /PRNewswire/ - Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced that it has reached an agreement with Coolpad Group Limited (“Coolpad”) (HKSE: 2369) to adjust their respective shareholding in Coolpad E-Commerce Inc., a joint venture between the Company and Coolpad set up in December 2014 to focus on mobile terminal products that are distributed through Internet as the primary channel.

Under the agreement, the joint venture will redeem a portion of the shares held by Coolpad in consideration of the joint venture transferring back to Coolpad certain Internet operating assets related to “Coolpad” branded smartphones that Coolpad had previously contributed to the joint venture. As a result, Coolpad’s equity stake in the joint venture will be reduced to 25% from 50.5%, and the Company’s equity stake in the joint venture will be increased to 75% from 49.5%.

The Company and Coolpad also agreed to closely cooperate in intellectual property sharing, supply chain management, product development, and app distribution to further strengthen the joint venture’s capabilities in developing, manufacturing, marketing, and distributing smartphones under the “QIKU” and “DAZEN” brands.

In connection with the new agreement reached with Coolpad, the Company has agreed that, upon the closing of the share redemption and full implementation of the new arrangement, the Company will not pursue the put option that it exercised on September 2, 2015 to require Coolpad to purchase the Company’s entire 49.5% stake in the joint venture.

“We are pleased to reach this agreement with Coolpad on the joint venture,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “It is a win-win solution for both companies, the joint venture and, above all, China’s consumers. Since we launched the first QIKU branded smartphone a few weeks ago, we have received encouraging and positive feedback from users and industry participants. We will continue to focus on providing our users the best-in-class products, services, and user experience to reward them for their unyielding support to Qihoo 360 and QIKU.”

Mr. Deying Guo, Chairman of Coolpad commented, “This agreement will promote the further development of the joint venture, and it is a win-win solution for Coolpad and Qihoo 360 after the recent communications. The QIKU and DAZEN brands have already gained substantial awareness in the e-commerce channel. We’ll do the best to support the joint venture to bring users the best experience of the smartphones in the future.”

The Company cautions its shareholders and others considering trading in the Company’s securities that the abovementioned share redemption and full implementation of the new arrangement are subject to the approval by Coolpad’s shareholders meeting. The Company cannot give any assurance of the outcome of such shareholders meeting.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of the “safe harbor” provisions of the Act. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates,” or in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this press release and include statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, its results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which it operates.

By their nature, forward-looking statements relate to events that involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the SEC, and the following: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. Although the Company has based these forward-looking statements on assumptions that it believes are reasonable when made, it cautions you that forward-looking statements are not guarantees of future performance and that the Company’s actual results of operations, financial condition and liquidity, and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking statements contained in this press release. In addition, even if the Company’s results of operations, financial condition and liquidity, and the development of the industry in which it operates, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that the Company makes in this press release speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com